HANNY HOLDINGS LIMITED
錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

**HANNY**
VISIONS AHEAD

RECEIVED
2007 SEP 14 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 28 August 2007

**BY AIRMAIL**

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07026704

SUPPL

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose herewith a copy of announcement dated 27 August 2007 of the Company in relation to the placing of new shares of the Company for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

dw 9/19

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

**HANNY HOLDINGS LIMITED**
*(Incorporated in Bermuda with limited liability)*
**(Stock code: 275)**

**PLACING OF NEW SHARES; CONNECTED TRANSACTION; AND RESUMPTION OF TRADING**

ITC

**ITC CORPORATION LIMITED**
*(Incorporated in Bermuda with limited liability)*
**(Stock code: 372)**

**DISCLOSEABLE TRANSACTION SUBSCRIPTION OF NEW SHARES IN HANNY HOLDINGS LIMITED**

On 24 August 2007, Hanny entered into the Placing Agreement with the Placing Agent in relation to the Placing by the Placing Agent, on a best effort basis, at the price of HK$0.35 per Placing Share of up to an aggregate of 501,000,000 new Hanny Shares.

The Placing Shares represent approximately 15.01% of the existing issued share capital of Hanny and approximately 13.05% of the issued share capital as enlarged by the issue of the Placing Shares.

On 24 August 2007, Hanny entered into the Subscription Agreement with ITC pursuant to which ITC agreed to subscribe or procure its nominee(s) to subscribe for up to 499,000,000 new Hanny Shares at HK$0.35 per Subscription Share. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Hanny Shares.

The Subscription Shares represent approximately 14.95% of the existing issued share capital of Hanny and approximately 13.00% of the share capital of Hanny as enlarged by the issue of the Subscription Shares.

The maximum net proceeds from the Placing and the Subscription will be in aggregate of approximately HK$344 million which is intended to be used by Hanny for opportunistic investments in the PRC should appropriate opportunities arise and where the Hanny Directors consider it in the interests of Hanny to do so and/or for general working capital of the Hanny Group.

As at the date of this announcement, ITC is interested in 1,668,774,544 Hanny Shares, representing approximately 49.99% of the existing issued share capital of Hanny and therefore, a connected person of Hanny pursuant to the Listing Rules. By virtue of ITC's interests in the Subscription Agreement and Hanny, the issue of Subscription Shares to ITC under the Subscription Agreement constitutes a connected transaction for Hanny under the Listing Rules. Accordingly, the transactions contemplated under the Subscription Agreement are subject to the approval of the Independent Hanny Shareholders in the SGM. Dr. Chan is interested in 16,284,667 Hanny Shares as at the date of this announcement. ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Subscription Agreement.

A SGM will be convened by Hanny at which a resolution will be proposed to seek approval of, among other things, the Placing Agreement and the Subscription Agreement. The Placing Agreement and the Subscription Agreement are inter-conditional. On this basis, ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Placing Agreement and the Subscription Agreement at the SGM. At such meeting, the votes of the Independent Hanny Shareholders in relation to the Placing Agreement and the Subscription Agreement will be taken by poll.

A circular containing, among others, (i) details of the Placing Agreement and the Subscription Agreement; (ii) a letter of advice from the independent board committee of Hanny to the Independent Hanny Shareholders; (iii) a letter of advice from the independent financial adviser to the independent board committee of Hanny and the Independent Hanny Shareholders; and (iv) the notice of the SGM will be dispatched to the Hanny Shareholders in accordance with the requirements of the Listing Rules.

The Subscription constitutes a discloseable transaction for ITC under the Listing Rules. A circular containing, among other things, further details of the Subscription will be despatched by ITC to the shareholders of ITC in accordance with the requirements of the Listing Rules.

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange has been suspended from 9:30 a.m. on 27 August 2007 pending the release of this announcement and will remain suspended in the morning of 28 August 2007 to allow sufficient time for investors of Hanny to consider the published information. Application has been made to the Stock Exchange for the resumption of trading in the Hanny Shares on the Stock Exchange from 2:30 p.m. on 28 August 2007.

## THE PLACING AGREEMENT

**Date**

24 August 2007

**Issuer**

Hanny

**Placing Agent**

The Placing Agent has conditionally agreed to place a maximum of 501,000,000 Placing Shares on a best effort basis and will receive a placing commission of 2.5% on the gross proceeds of the actual number of Placing Shares being placed. The Hanny Directors are of the view that the placing commission with reference to the market rate is fair and reasonable. The Placing Agent and its ultimate beneficial owners are third parties independent of Hanny and its connected persons.

**Placees**

The Placing Agent agreed to place the Placing Shares on a best effort basis to not fewer than six Placees. Pursuant to the Placing Agreement, the Placing Agent shall use all reasonable endeavours to ensure that the Placees and their ultimate beneficial owners shall be third parties independent of ITC and Hanny and the connected persons of ITC or Hanny and shall not be parties known to the Placing Agent to be acting in concert with ITC for the purposes of the Takeovers Code. None of the individual Placee will become a substantial shareholder of Hanny (as defined in the Listing Rules) immediately after the Placing.

**Placing Shares**

The 501,000,000 Placing Shares represent (i) approximately 15.01% of the existing issued share capital of Hanny of 3,338,122,932 Hanny Shares as at the date of this announcement; and (ii) approximately 13.05% of the Hanny's issued share capital of 3,839,122,932 Hanny Shares as enlarged by the Placing.

**Ranking of Placing Shares**

The Placing Shares will rank, upon issue, pari passu in all respects with the Hanny Shares in issue on the date of allotment and issue of the Placing Shares.

**Placing Price**

The Placing Price of HK$0.35 represents:

(i) a discount of approximately 7.89% to the closing price of HK$0.38 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 1.69% to the average closing price per Hanny Share of HK$0.356 in the last five consecutive trading days up to and including the Last Trading Day; and

(iii) a discount of approximately 3.85% to the average closing price per Hanny Share of HK$0.364 in the last ten consecutive trading days up to and including the Last Trading Day.

The Placing Price was determined with reference to the prevailing market price of the Hanny Shares and was negotiated on an arm's length basis between Hanny and the Placing Agent. The Hanny Directors consider that the terms of the Placing Agreement are on normal commercial terms and are fair and reasonable based on the current market conditions and in the interests of Hanny and the Hanny Shareholders as a whole.

The placing period will commence from and including the date of the Placing Agreement up to and including 30 November 2007. In the event that there is any extension of the placing period, further announcement will be made by Hanny and Hanny will seek further approval from Independent Hanny Shareholders. Given that the Placing is required to be approved by the Independent Hanny Shareholders which takes approximately one-month time and the approximate three-month placing period could provide more flexibility to the Placing Agent to place the Placing Shares, the Hanny Directors consider the placing period is fair and reasonable and in the interests of Hanny and its shareholders.

**Conditions of the Placing Agreement**

Completion of the Placing Agreement is conditional upon:

(i) the passing by the Independent Hanny Shareholders who are permitted to vote under the Listing Rules and other applicable rules at the SGM of all necessary resolutions in compliance with the Listing Rules and other applicable rules to approve the transactions contemplated under the Placing Agreement;

(ii) all conditions under the Subscription Agreement having been fulfilled (other than the condition which requires the fulfilment of all conditions under the Placing Agreement); and

(iii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Hanny does not reasonably object) approval for the listing of and permission to deal in the Placing Shares and any new Hanny Shares issued pursuant to the Subscription Agreement.

If the above conditions are not fulfilled on or prior to 15 December 2007 (or such later date as may be agreed between Hanny and the Placing Agent), the Placing Agreement shall terminate and neither party shall have any claim against the other for any costs or losses (save in respect of any antecedent breaches of the Placing Agreement).

Hanny will apply to the Listing Committee of the Stock Exchange for the approval for the listing of and permission to deal in the Placing Shares.

**Completion of the Placing**

Completion shall take place simultaneously with completion of the Subscription Agreement being completed at or about the same time and no later than the fourth business day following the satisfaction of the conditions of the Placing Agreement or such later date as Hanny and the Placing Agent shall agree.

**As the Placing may or may not proceed and is subject to Independent Hanny Shareholders' approval, Hanny Shareholders and potential investors are advised to exercise caution when dealing in the Hanny Shares.**

## THE SUBSCRIPTION AGREEMENT

On 24 August 2007, Hanny entered into a Subscription Agreement with ITC in respect of the issue of the Subscription Shares to ITC.

**Parties**

(i) Issuer: Hanny

(ii) Subscriber: ITC

As at the date of this announcement, ITC is interested in 1,668,774,544 Hanny Shares, representing approximately 49.99% of the existing issued share capital of Hanny. Hanny is an associated company of ITC. ITC, through Hollyfield and Famex, also holds the Hanny Bonds with principal amounts of HK$95,966,280 and HK$93,993,390 respectively. Upon full conversion of the Hanny Bonds held by Hollyfield and Famex respectively at the conversion price of HK$0.81 per Hanny Share (subject to adjustments), 118,476,889 new Hanny Shares and 116,041,221 new Hanny Shares will be issued to Hollyfield and Famex respectively.

**Subscription Shares**

Pursuant to the Subscription Agreement, ITC agreed to subscribe for or procure its nominee(s) to subscribe for up to 499,000,000 new Hanny Shares. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Hanny Shares.

The number of 499,000,000 Subscription Shares represents:

(i) approximately 14.95% of the existing issued share capital of Hanny;

(ii) approximately 13.00% of the issued share capital of Hanny as enlarged by the issue of the Subscription Shares; and

(iii) approximately 11.50% of the issued share capital of Hanny as enlarged by the issue of the Subscription Shares and the Placing Shares.

**Ranking of Subscription Shares**

The Subscription Shares, when fully paid, will rank pari passu in all respects with all the Hanny Shares in issue on the date of completion of the Subscription.

**Subscription Price**

The Subscription Price is HK$0.35 per Subscription Share and is to be paid in cash on completion of the Subscription Agreement. The Subscription Price was agreed after arm's length negotiations between Hanny and ITC and represents:

(i) a discount of approximately 7.89% to the closing price of HK$0.38 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 1.69% to the average closing price per Hanny Share of HK$0.356 in the last five consecutive trading days up to and including the Last Trading Day; and

(iii) a discount of approximately 3.85% to the average closing price per Hanny Share of HK$0.364 in the last ten consecutive trading days up to and including the Last Trading Day.

The ITC Directors consider that the Subscription Price, which was negotiated on an arm's length basis between Hanny and ITC with reference to the prevailing market prices of the Hanny Shares, is fair and reasonable and is in the interests of ITC and the shareholders of ITC as a whole. The ITC Group intends to fund the Subscription by internal resources.

**Conditions of the Subscription Agreement**

Completion of the Subscription Agreement is conditional upon:

(i) the passing by the Independent Hanny Shareholders who are permitted to vote under the Listing Rules and other applicable rules at the SGM of all necessary resolutions in compliance with the Listing Rules and other applicable rules to approve the transactions contemplated under the Subscription Agreement;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Hanny does not reasonably object) approval for the listing of and permission to deal in the Subscription Shares and the new Hanny Shares to be issued pursuant to the Placing; and

(iii) all conditions under the Placing Agreement having been fulfilled (other than the condition which requires the fulfilment of all conditions under the Subscription Agreement).

If the above conditions are not fulfilled on or prior to 15 December 2007 (or such later date as may be agreed between Hanny and ITC in writing), the Subscription Agreement shall terminate and neither party shall have any claim against the other for any costs or losses (save in respect of any antecedent breaches of the Subscription Agreement).

Hanny will apply to the Listing Committee of the Stock Exchange for the approval for the listing of and permission to deal in the Subscription Shares.

**Completion of the Subscription Agreement**

Completion of the Subscription Agreement shall take place simultaneously with completion of the Placing Agreement on the date being no later than the fourth business day following the satisfaction of the last condition or such later date as Hanny and ITC may agree.

Upon completion of the Subscription Agreement, Hanny will remain an associated company of ITC.

## FUND RAISING ACTIVITIES INVOLVING ISSUE OF SECURITIES OF HANNY IN THE PAST 12 MONTHS

| Date of announcement | Event | Net proceeds | Intended use of proceeds | Date of mandate granted | Actual use of proceeds up to the date of this announcement |
|---|---|---|---|---|---|
| 11 April 2007 | Top-up placing of 43,500,000 existing and new Hanny Shares at HK$3.4 (before adjustment of the bonus issue of Hanny announced on 11 April 2007) | HK$143 million | General working capital and investment in natural resources related businesses in the PRC | 1 September 2006 | Utilised as intended |

Save as disclosed above, the Hanny Group has not conducted any fund raising activities involving issue of securities in the 12 months immediately preceding the date of this announcement.

## SHAREHOLDING STRUCTURE OF HANNY

The shareholding structure of Hanny (i) as at the date of this announcement; (ii) upon completion of the Placing and the Subscription in full (assuming an aggregate of 1,000,000,000 new Hanny Shares are issued); and (iii) upon full conversion of the Hanny Bonds is as follows:

| Hanny Shareholders | As at the date of this announcement | | Upon completion of the Placing and the Subscription in full | | Upon full conversion of the Hanny Bonds | |
|---|---|---|---|---|---|---|
| | *Number of Hanny Shares* | *%* | *Number of Hanny Shares* | *%* | *Number of Hanny Shares* | *%* |
| ITC | — | — | 499,000,000 | 11.50 | 499,000,000 | 9.58 |
| Famex | 1,668,774,544 | 49.99 | 1,668,774,544 | 38.47 | 1,784,815,765 | 34.25 |
| Hollyfield | — | — | — | — | 118,476,889 | 2.27 |
| Sub-total *(Note 1)* | 1,668,774,544 | 49.99 | 2,167,774,544 | 49.97 | 2,402,292,654 | 46.10 |
| Dr. Chan *(Note 2)* | 16,284,667 | 0.49 | 16,284,667 | 0.38 | 19,793,074 | 0.38 |
| Dr. Yap, Allan *(Note 3)* | 33,505,320 | 1.00 | 33,505,320 | 0.77 | 33,505,320 | 0.64 |
| Placees *(Note 4)* | — | — | 501,000,000 | 11.55 | 501,000,000 | 9.62 |
| Other public Hanny Shareholders | 1,619,558,401 | 48.52 | 1,619,558,401 | 37.33 | 2,253,999,519 | 43.26 |
| Public | 1,619,558,401 | 48.52 | 2,120,558,401 | 48.88 | 2,754,999,519 | 52.88 |
| Total | 3,338,122,932 | 100.00 | 4,338,122,932 | 100.0 | 5,210,590,567 | 100.00 |

*Notes:*

1. ITC, through Hollyfield and Famex, holds the Hanny Bonds with principal amounts of HK$95,966,280 and HK$93,993,390 respectively. Upon full conversion of the Hanny Bonds held by Hollyfield and Famex respectively at the conversion price of HK$0.81 per Hanny Share (subject to adjustments), 118,476,889 new Hanny Shares and 116,041,221 new Hanny Shares will be issued to Hollyfield and Famex respectively.

2. Dr. Chan is the Chairman of both ITC and Hanny. Dr. Chan holds the Hanny Bonds with principal amount of HK$2,841,810 as at the date of this announcement.

3. Dr. Yap, Allan is the Managing Director of Hanny.

4. Pursuant to the Placing Agreement, the Placing Agent shall use all reasonable endeavours to ensure that the Placees and their ultimate beneficial owners shall be third parties independent of ITC and Hanny and the connected persons of ITC or Hanny and shall not be parties known to the Placing Agent to be acting in concert with ITC for the purposes of the Takeovers Code.

Save for the Hanny Bonds, Hanny has no other outstanding securities, option or warrants in issue which confer any right to subscribe for, convert, or exchange into Hanny Shares as at the date of this announcement.

## INFORMATION ON ITC

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, and trading of building materials and machinery.

## INFORMATION ON HANNY

Hanny is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including (i) a subsidiary, of which shares are listed on the Australian Securities Exchange; (ii) a subsidiary, of which shares are traded on the OTC Bulletin Board in the United States of America; (iii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iv) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

For the two years ended 31 March 2006 and 2007, the Hanny Group recorded audited loss before tax from its continuing operations of approximately HK$144.1 million and HK$24.0 million respectively, and audited loss for the year from continuing operations of approximately HK$148.4 million and HK$56.4 million respectively. As at 31 March 2007, the audited net asset value of the Hanny Group attributable to shareholders of Hanny is approximately HK$2,492.5 million.

## REASONS FOR THE PLACING AND SUBSCRIPTION

Under the prevailing market conditions, the Hanny Directors are of the view that the Placing and the Subscription will enlarge the shareholder base and the capital base of Hanny, and will strengthen the Hanny Group's financial position. The Hanny Directors consider that the Placing and the Subscription offer good opportunities to raise further capital and to broaden the

shareholder and capital base of Hanny, and the terms of the Placing Agreement and Subscription Agreement are fair and reasonable and in the interests of the Hanny Group and the Hanny Shareholders as a whole.

The maximum net proceeds from the Placing and the Subscription will be in aggregate of approximately HK$344 million which is intended to be used by Hanny for opportunistic investments in the PRC should appropriate opportunities arise and where the Hanny Directors consider it in the interests of Hanny to do so and/or for general working capital of the Hanny Group. As at the date of this announcement, no such investment or business has been identified by Hanny.

Based on the above and taking into account that the Placing and Subscription would provide new funds to an associated company of ITC and strengthen the financial position of the Hanny Group and the Subscription could serve to maintain ITC's interests in Hanny, the ITC Directors consider that the terms of the Subscription Agreement are fair and reasonable and in the interests of the ITC Group and the shareholders of ITC as a whole.

## LISTING RULES IMPLICATIONS

*On ITC:*

Since January 2007, the ITC Group has acquired on the market a total of 122,290,000 Hanny Shares (adjusted for the bonus issue of Hanny announced in April 2007) for a total consideration of approximately HK$47.3 million. On 15 August 2007, ITC announced that on 9 August 2007, the ITC Group entered into a sale and purchase agreement with an independent third party to purchase the Hanny Bonds with a principal amount of HK$88,217,520. In aggregating the aforesaid acquisitions by the ITC Group in accordance with Rule 14.22 of the Listing Rules, the Subscription remains classified as a discloseable transaction for ITC. On a standalone basis, the Subscription also constitutes a discloseable transaction for ITC under the Listing Rules.

*On Hanny:*

As at the date of this announcement, ITC is interested in 1,668,774,544 Hanny Shares, representing approximately 49.99% of the existing issued share capital of Hanny and therefore, a connected person of Hanny pursuant to the Listing Rules. By virtue of ITC's interests in the Subscription Agreement and Hanny, the issue of Subscription Shares to ITC under the Subscription Agreement constitutes a connected transaction for Hanny under the Listing Rules. Accordingly, the transactions contemplated under the Subscription Agreement are subject to the approval of the Independent Hanny Shareholders in the SGM. Dr. Chan is interested in 16,284,667 Hanny Shares as at the date of this announcement. ITC, Dr. Chan and their respective associates (which in aggregate holds 1,698,539,211 Hanny Shares as at the date of this announcement) will abstain from voting on the resolution in relation to the Subscription Agreement.

An independent board committee will be constituted by Hanny to advise the Independent Hanny Shareholders and an independent financial adviser will be appointed by Hanny to advise the independent board committee of Hanny and the Independent Hanny Shareholders as regards the terms of the Subscription Agreement.

## GENERAL

- A SGM will be convened by Hanny at which a resolution will be proposed to seek approval of, among other things, the Placing Agreement and the Subscription Agreement. The Placing Agreement and the Subscription Agreement are inter-conditional. On this basis, ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Placing Agreement and the Subscription Agreement at the SGM. At such meeting, the votes of the Independent Hanny Shareholders in relation to the Placing Agreement and Subscription Agreement will be taken by poll.

A circular containing, among others, (i) details of the Placing Agreement and the Subscription Agreement; (ii) a letter of advice from the independent board committee of Hanny to the Independent Hanny Shareholders; (iii) a letter of advice from the independent financial adviser to the independent board committee of Hanny and the Independent Hanny Shareholders; and (iv) the notice of the SGM will be dispatched to the Hanny Shareholders in accordance with the requirements of the Listing Rules.

A circular containing, among other things, further details of the Subscription will be dispatched by ITC to the shareholders of ITC in accordance with the requirements of the Listing Rules.

## SUSPENSION AND RESUMPTION OF TRADING

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange has been suspended from 9:30 a.m. on 27 August 2007 pending the release of this announcement and will remain suspended in the morning of 28 August 2007 to allow sufficient time for investors of Hanny to consider the published information. Application has been made to the Stock Exchange for the resumption of trading in the Hanny Shares on the Stock Exchange from 2:30 p.m. on 28 August 2007.

## DEFINITIONS

In this announcement, the following terms have the following meanings:

| | |
|---|---|
| "associates" | has the meaning ascribed to it under the Listing Rules |
| "connected persons" | has the meaning ascribed to it under the Listing Rules |
| "Dr. Chan" | Dr. Chan Kwok Keung, Charles, an executive director and the Chairman of ITC and Hanny |
| "Famex" | Famex Investment Limited, an indirect wholly-owned subsidiary of ITC |
| "Hanny" | Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange |
| "Hanny Bonds" | the 2% convertible bonds due 2011 with an outstanding aggregate principal amount of HK$706,698,786 as at the date of this announcement issued by Hanny which is convertible into conversion shares at the conversion price of HK$0.81 per Hanny Share (subject to adjustments) |

| | |
|---|---|
| "Hanny Director(s)" | director(s) of Hanny |
| "Hanny Group" | Hanny and its subsidiaries |
| "Hanny Share(s)" | ordinary share(s) of HK$0.01 in the share capital of Hanny |
| "Hanny Shareholder(s)" | holder(s) of the Hanny Share(s) |
| "Hollyfield" | Hollyfield Group Limited, an indirect wholly-owned subsidiary of ITC |
| "Hong Kong" | Hong Kong Special Administrative Region of the PRC |
| "Independent Hanny Shareholders" | Hanny Shareholders other than ITC, Dr. Chan and their respective associates |
| "ITC" | ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose issued shares are listed on the main board of the Stock Exchange |
| "ITC Director(s)" | director(s) of ITC |
| "ITC Group" | ITC and its subsidiaries |
| "Last Trading Day" | 24 August 2007, being the last trading day for the Hanny Shares before the date of this announcement |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Placee(s)" | any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agent's obligations under the Placing Agreement |
| "Placing" | on a best efforts basis placing of up to 501,000,000 new Hanny Shares pursuant to the terms of the Placing Agreement |
| "Placing Agent" | Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Placing Agreement" | the conditional placing agreement dated 24 August 2007 entered into between Hanny and the Placing Agent in relation to the Placing |
| "Placing Price" | HK$0.35 per Placing Share |
| "Placing Share(s)" | up to an aggregate of 501,000,000 new Hanny Shares to be placed under the Placing |
| "PRC" | The People's Republic of China |
| "SGM" | the special general meeting of Hanny to be convened and held for the Independent Hanny Shareholders to consider and, if thought fit, approve the Placing and the Subscription |

| | |
|---|---|
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription" | subscription of up to 499,000,000 new Hanny Shares pursuant to the Subscription Agreement |
| "Subscription Agreement" | the conditional subscription agreement dated 24 August 2007 entered into between Hanny and ITC in relation to the Subscription |
| "Subscription Price" | HK$0.35 per Subscription Share |
| "Subscription Share(s)" | up to an aggregate of 499,000,000 new Hanny Shares to be subscribed by ITC under the Subscription |
| "Takeovers Code" | the Hong Kong Code on Takeovers and Mergers |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |

For and on behalf of the board of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

For and on behalf of the board of
**ITC Corporation Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 27 August 2007

As at the date of this announcement, the ITC Directors are as follows:

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
*(Deputy Chairman and Managing Director)*
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

*Independent non-executive Directors:*
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, JP

As at the date of this announcement, the Hanny Directors are as follows:

*Executive directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
*(Deputy Managing Director)*

*Independent Non-executive directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

*引致之任何損失承擔任何責任。*

*本公佈僅作說明用途，並不構成收購、購買或認購證券之邀請或要約。*



HANNY

VISIONS AHEAD

**HANNY HOLDINGS LIMITED**
**錦興集團有限公司***
*(於百慕達註冊成立之有限公司)*
**(股份代號：275)**

ITC

**ITC CORPORATION LIMITED**
**(德祥企業集團有限公司)**
*(於百慕達註冊成立之有限公司)*
**(股份代號：372)**

**配售新股份；**
**關連交易；及**
**恢復股份買賣**

**須予披露交易**
**有關錦興集團有限公司新股份之**
**認購事項**

於二零零七年八月二十四日，錦興與配售代理訂立配售協議，內容有關配售代理按每股配售股份0.35港元之價格按竭誠盡力基準配售合共最多501,000,000股新錦興股份之配售事項。

配售股份相當於錦興現有已發行股本約15.01%，及經發行配售股份擴大後之已發行股本約13.05%。

於二零零七年八月二十四日，錦興與德祥企業訂立認購協議，據此，德祥企業同意按每股認購股份0.35港元認購或促使其代理人認購最多499,000,000股新錦興股份。德祥企業進一步同意其須認購或促使其代名人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股錦興股份。

認購股份相當於錦興現有已發行股本約14.95%，及錦興經發行認購股份擴大後錦興之已發行股本約13.00%。

配售事項及認購事項之最高所得款項淨額合共約3.44億港元，擬定在合適機遇出現時，並在錦興董事認為符合錦興之利益時由錦興用作於中國之機會性投資及／或用作錦興集團之一般營運資金。

於本公佈日期，德祥企業擁有1,668,774,544股錦興股份之權益，相當於錦興現有已發行股本約49.99%，故其根據上市規則屬錦興之關連人士。鑑於德祥企業於認購協議及於錦興擁有權益，故根據上市規則，依認購協議向德祥企業發行認購股份構成錦興之關連交易。因此，按認購協議項下擬進行之交易須待獨立錦興股東於股東特別大會批准後方可作實。於本公佈日期，陳博士擁有16,284,667股錦興股份之權益。德祥企業、陳博士及彼等各自之聯繫人士將就有關認購協議之決議案放棄投票。

錦興將召開股東特別大會及於會上提呈決議案，以尋求(其中包括)批准配售協議及認購協議。配售協議及認購協議是互為條件。按此基準，德祥企業、陳博士及彼等各自之聯繫人士將於股東特別大會就有關配售協議及認購協議之決議案放棄投票。於該大會上，獨立錦興股東就配售協議及認購協議之投票將以點票表決方式進行。

* *僅供識別*

一份載有(其中包括)(i)配售協議及認購協議之詳情;(ii)錦興之獨立董事委員會致獨立錦興股東之意見函；(iii)獨立財務顧問致錦興獨立董事委員會及獨立錦興股東之意見函；及(iv)股東特別大會通告之通函將會根據上市規則之規定寄發予錦興股東。

根據上市規則，認購事項構成德祥企業之須予披露交易。德祥企業將會根據上市規則之規定，向德祥企業股東寄發載有(其中包括)認購事項之進一步詳情之通函。

應錦興之要求，錦興股份已於二零零七年八月二十七日上午九時三十分起在聯交所暫停買賣，以待發表本公佈，而為了給予投資者足夠時間考慮公佈的信息，股份於二零零七年八月二十八日上午將繼續暫停買賣。錦興已向聯交所申請，錦興股份於二零零七年八月二十八日下午二時三十分起在聯交所恢復買賣。

## 配售協議

**日期**

二零零七年八月二十四日

**發行人**

錦興

## 配售代理

配售代理有條件同意按竭誠盡力基準配售最多501,000,000股配售股份，並將收取所配售配售股份實際數目之所得款項總額，2.5%作為配售佣金。錦興董事認為，配售佣金乃參考市場價格，為公平合理。配售代理及其最終實益擁有人均為錦興及其關連人士之獨立第三方。

**承配人**

配售代理同意按竭誠盡力基準向不少於六名承配人配售配售股份。根據配售協議，配售代理將盡一切合理努力確保承配人及其最終實益擁有人為獨立於德祥企業及錦興以及德祥企業或錦興之關連人士之第三方，且不得為配售代理所知悉就收購守則而言與德祥企業一致行動之人士。緊隨配售事項後，將無個別承配人成為錦興之主要股東(定義見上市規則)。

**配售股份**

501,000,000股配售股份相當於(i)於本公佈日期錦興現有已發行股本3,338,122,932股錦興股份約15.01%；及(ii)經配售事項擴大後錦興已發行股本3,839,122,932股錦興股份約13.05%。

**配售股份之地位**

配售股份一經發行後，將在各方面與配發及發行配售股份當日已發行之錦興股份享有同等地位。

配售價0.35港元相當於：

(i) 於最後交易日在聯交所所報每股錦興股份之收市價0.38港元折讓約7.89%；

(ii) 截至及包括最後交易日前之最後五個連續交易日每股錦興股份之平均收市價0.356港元折讓約1.69%；及

(iii) 截至及包括最後交易日前之最後十個連續交易日每股錦興股份之平均收市價0.364港元折讓約3.85%。

配售價乃參考錦興股份之現時市價，並經錦興與配售代理按公平原則磋商後釐定。錦興董事認為，配售協議之條款為正常商業條款，按現行市況乃屬公平合理，並符合錦興及錦興股東之整體利益。

## 配售期

配售期將由配售協議日期（包括該日）起至二零零七年十一月三十日（包括該日）止。倘有任何延長配售期，錦興會另行刊發公佈及錦興將再向獨立錦興股東尋求批准。由於配售事項須獲得獨立錦興股東批准，而批准一事於約一個月後進行，故為期約三個月之配售期可為配售代理於配售配售股份時帶來更大的靈活性。錦興董事認為配售期為公平合理，並符合錦興及其股東之權益。

## 配售協議之條件

配售協議須待以下條件達成後方告完成：

(i) 根據上市規則及其他適用規則獲准於股東特別大會上投票之獨立錦興股東通過符合上市規則及其他適用規則之一切必需決議案，以批准按配售協議項下擬進行之交易；

(ii) 認購協議項下之所有條件已達成（規定達成配售協議所有條件之條件除外）；及

(iii) 聯交所上市委員會已批准（不論是無條件或僅受制於錦興並無合理反對之條件）配售股份及任何根據認購協議發行之新錦興股份上市及買賣。

倘上述條件未能於二零零七年十二月十五日或之前（或錦興與配售代理可能同意之較後日期）達成，則配售協議將予終止，任何一方概不可就任何費用或損失向另一方提出任何申索（惟配售協議之任何先前違反除外）。

錦興將向聯交所上市委員會申請批准配售股份上市及買賣。

## 完成配售事項

配售事項須與認購協議完成之時或於相若時間完成，惟不得遲於配售協議之條件獲達成後之第四個營業日（或錦興與配售代理可能同意之較後日期）完成。

**由於配售事項可能會或不會進行，且須待獨立錦興股東批准後，方可作實，錦興股東及有意投資人士於買賣錦興股份時，務請審慎行事。**

**認購協議**

於二零零七年八月二十四日，錦興與德祥企業訂立有關向德祥企業發行認購股份之認購協議。

**訂約各方**

(i) 發行人: 錦興

(ii) 認購人: 德祥企業

於本公佈日期，德祥企業擁有1,668,774,544股錦興股份之權益，相當於錦興現有已發行股本約49.99%。錦興為德祥企業之聯營公司。德祥企業亦透過Hollyfield及其威亦持有本金額分別為95,966,280港元及93,993,390港元之錦興債券。按每股錦興股份0.81港元（可予調整）之兌換價分別悉數兌換Hollyfield及其威持有之錦興債券後，Hollyfield及其威將分別獲發行118,476,889股新錦興股份及116,041,221股新錦興股份。

**認購股份**

根據認購協議，德祥企業同意認購或促使其代理人認購最多499,000,000 股新錦興股份。德祥企業進一步同意其須認購或促使其代理人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股錦興股份。

499,000,000股認購股份相當於：

(i) 錦興現有已發行股本約14.95%；

(ii) 錦興經發行認購股份擴大後已發行股本約13.00%；及

(iii) 錦興經發行認購股份及配售股份擴大後已發行股本約11.50%。

**認購股份之地位**

經繳足款項後，認購股份與在認購事項完成當日已發行之所有錦興股份在各方面享有同等地位。

**認購價**

認購價為每股認購股份0.35港元，於認購協議完成時以現金支付。認購價乃由錦興及德祥企業公平磋商後議定，相當於：

(i) 於最後交易日聯交所所報每股錦興股份之收市價0.38港元折讓約7.89%；

(ii) 截至及包括最後交易日前之最後五個連續交易日每股錦興股份之平均收市價0.356港元折讓約1.69%；及

(iii) 截至及包括最後交易日前之最後十個連續交易日每股錦興股份之平均收市價0.364港元折讓約3.85%。

德祥企業董事認為，由錦興及德祥企業經參考錦興股份之現時市價後按公平原則磋商之認購價屬公平合理，且符合德祥企業及德祥企業股東之整體利益。德祥企業集團擬用內部資金支付認購事項。

**認購協議之條件**

認購協議須待達成以下條件後方告完成：

(i) 根據上市規則及其他適用規則獲准於股東特別大會上投票之獨立錦興股東通過符合上市規則及其他適用規則之一切必需決議案，以批准認購協議項下擬進行之交易；

(ii) 聯交所上市委員會授出(無條件或僅受限於錦興並不合理地反對之條件)認購股份及根據配售事項將予發行之新錦興股份上市及買賣之批准；及

(iii) 配售協議項下所有條件均已達成(惟規定認購協議項下所有條件均已達成之條件除外)。

倘上述條件未能於二零零七年十二月十五日或以前(或錦興與德祥企業以書面協定可能之較後日期)或之前仍未達成，認購協議須予終止，而雙方均概不得就任何成本或損失向另一方作出任何申索(惟認購協議之任何事先違反除外)。

錦興將向聯交所上市委員會申請批准認購股份上市及買賣。

**完成認購協議**

認購協議將與配售協議同時完成，惟不得遲於達成最後一項條件後第四個營業日或錦興及德祥企業可能協定之較後日期。

認購協議完成後，錦興將繼續為德祥企業之聯營公司。

**於過去十二個月涉及發行錦興證券之集資活動**

| 公佈日期 | 事項 | 所得款項淨額 | 所得款項擬定用途 | 授出授權日期 | 截至本公佈日期所得款項之實際用途 |
|---|---|---|---|---|---|
| 二零零七年四月十一日 | 先舊後新方式配售43,500,000股現有及新錦興股份，作價3.4港元(於二零零七年四月十一日公佈之發行紅股調整前) | 143,000,000港元 | 一般營運資金及投資於與中國之天然資源相關之業務 | 二零零六年九月一日 | 按擬定方法運用 |

除上述披露者外，錦興集團於緊接本公佈日期前十二個月概無進行任何涉及發行證券之集資活動。

於(i)本公佈日期；(ii)倘悉數配售事項及認購事項完成後（假設已發行合共1,000,000,000股新錦興股份）；及(iii)悉數兌換錦興債務後，錦興之股份架構如下：

| 錦興股東 | 於本公佈日期 | | 悉數完成配售事項及認購事項後 | | 悉數兌換錦興債券後 | |
|---|---|---|---|---|---|---|
| | *錦興股份數目* | *%* | *錦興股份數目* | *%* | *錦興股份數目* | *%* |
| 德祥企業 | — | — | 499,000,000 | 11.50 | 499,000,000 | 9.58 |
| 其威 | 1,668,774,544 | 49.99 | 1,668,774,544 | 38.47 | 1,784,815,765 | 34.25 |
| Hollyfield | — | — | — | — | 118,476,889 | 2.27 |
| 小計 *(附註1)* | 1,668,774,544 | 49.99 | 2,167,774,544 | 49.97 | 2,402,292,654 | 46.10 |
| 陳博士 *(附註2)* | 16,284,667 | 0.49 | 16,284,667 | 0.38 | 19,793,074 | 0.38 |
| Yap, Allan博士 *(附註3)* | 33,505,320 | 1.00 | 33,505,320 | 0.77 | 33,505,320 | 0.64 |
| 承配人 *(附註4)* | — | — | 501,000,000 | 11.55 | 501,000,000 | 9.62 |
| 其他公眾錦興股東 | 1,619,558,401 | 48.52 | 1,619,558,401 | 37.33 | 2,253,999,519 | 43.26 |
| 公眾 | 1,619,558,401 | 48.52 | 2,120,558,401 | 48.88 | 2,754,999,519 | 52.88 |
| 總計 | 3,338,122,932 | 100.00 | 4,338,122,932 | 100.0 | 5,210,590,567 | 100.00 |

*附註：*

1. 德祥企業透過Hollyfield及其威分別持有本金額為95,966,280港元及93,993,390港元之錦興債券。按兌換價每股錦興股份0.81港元（可予以調整）悉數兌換分別由Hollyfield及其威持有之錦興債券後，118,476,889股新錦興股份及116,041,221股新錦興股份將分別發行予Hollyfield及其威。

2. 陳博士為德祥企業及錦興之主席。於本公佈日期，陳博士持有本金額為2,841,810港元之錦興債券。

3. Yap, Allan博士為錦興之董事總經理。

4. 根據配售協議，配售代理將盡一切合理努力確保承配人及其最終實益擁有人為獨立於德祥企業及錦興以及德祥企業或錦興之關連人士之第三方，且不得為配售代理所知悉就收購守則而言與德祥企業一致行動之人士。

於本公佈日期，除錦興債券外，錦興並無其他未獲行使之已發行證券、期權或認股權，可賦予認購、兌換、或交換為錦興股份之任何權益。

## 德祥企業之資料

德祥企業為一間投資控股公司，直接及間接在多間上市公司持有策略性投資。德祥企業集團之主要業務包括投資控股、提供融資、提供管理服務、物業投資、庫務投資，以及建築材料及機器貿易。

**錦興之資料**

錦興為一間投資控股公司，主要從事證券買賣、物業投資及買賣、持有採砂船隻及其他策略性投資，包括(i)一間股份在澳洲證券交易所上市之附屬公司；(ii)一間股份在美國場外交易議價板買賣之附屬公司；(iii)多間股份在聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iv)多間股份在聯交所上市之公司所發行之長期可兌換票據之投資。

截至二零零六年及二零零七年三月三十一日止兩個年度，錦興集團之持續經營業務分別錄得經審核除税前虧損約144,100,000港元及24,000,000港元，持續經營業務之經審核年度虧損分別約148,400,000港元及56,400,000港元。於二零零七年三月三十一日，錦興股東應佔錦興集團之經審核資產淨值約2,492,500,000港元。

**配售事項及認購事項之原因**

於現時市況下，錦興董事認為配售事項及認購事項將擴大錦興之股東基礎及資本基礎，並增強錦興集團之財務狀況。錦興董事認為配售事項及認購事項提供了進一步集資及擴闊錦興之股東及資本基礎之良機，而且，配售協議及認購協議之條款屬公平合理，並符合錦興集團及錦興股東之整體利益。

配售事項及認購事項之最高所得款項淨額合共將約為3.44億港元，擬定在機遇出現時，在錦興董事認為符合錦興之利益時，用作錦興於中國之機會性投資及／或用作錦興集團之一般營運資金。於本公佈日期，錦興尚未物識到有關投資或業務。

基於上文所述，以及經考慮配售事項及認購事項將為德祥企業之聯營公司提供新資金及增強錦興集團之財務狀況，並藉認購事項維持德祥企業於錦興之權益，德祥企業董事認為認購協議之條款屬公平合理，且符合德祥企業集團及德祥企業股東之整體利益。

**上市規則之影響**

*對德祥企業之影響：*

自二零零七年一月起，德祥企業集團在市場上收購合共122,290,000股錦興股份(經錦興於二零零七年四月公佈之紅股發行調整)，總代價約47,300,000港元。於二零零七年八月十五日，德祥企業公佈，德祥企業集團於二零零七年八月九日與一名獨立第三方訂立買賣協議，以收購本金額為88,217,520港元的錦興債券。根據上市規則第14.22連同德祥企業集團進行上述之收購事項一併計算後，認購事項仍界定為德祥企業之須予披露交易。基於以上所述，根據上市規則，認購事項構成德祥企業之須予披露交易。

*對錦興之影響：*

於本公佈日期，德祥企業擁有1,668,774,544股錦興股份之權益，相當於錦興現有已發行股本約49.99%，故其根據上市規則屬錦興之關連人士。鑑於德祥企業於認購協議及錦興擁有權益，故根據上市規則，按認購協議向德祥企業發行認購股份構成錦興之關連交易。因此，認購協議項下擬進行之交易須待獨立錦興股東於股東特別大會批准後，方可作實。於本公佈日期，陳博士擁有16,284,667股錦興股份之權益。德祥企業、陳博士及彼等各自之聯繫人士(於本公佈日期，合共持有1,698,539,211股錦興股份)將就有關認購協議之決議案放棄投票。

錦興將成立獨立董事委員會，向獨立錦興股東提供意見。錦興亦將委任獨立財務顧問，以就認購協議之條款向錦興獨立董事委員會及獨立錦興股東提供意見。

**一般事項**

錦興將召開股東特別大會及於會上提呈決議案，以尋求批准(其中包括)配售協議及認購協議。配售協議及認購協議是互為條件。按此基準，德祥企業、陳博士及彼等各自之聯繫人士將於股東特別大會就有關配售協議及認購協議之決議案放棄投票。於大會上，獨立錦興股東就配售協議及認購協議之投票將以按數票表決方式進行。

一份載有(其中包括)(i)配售協議及認購協議之詳情；(ii)錦興之獨立董事委員會致獨立錦興股東之意見函；(iii)獨立財務顧問致錦興獨立董事委員會及獨立錦興股東之意見函；及(iv)股東特別大會通告之通函將會根據上市規則之規定寄發予錦興股東。

德祥企業將會根據上市規則之規定，向德祥企業股東寄發載有(其中包括)認購事項之進一步詳情之通函。

**暫停及恢復買賣**

應錦興之要求，錦興股份於二零零七年八月二十七日上午九時三十分起在聯交所暫停買賣，以待發表本公佈，而為了給予投資者足夠時間考慮公佈的信息，股份於二零零七年八月二十八日上午將繼續暫停買賣。錦興已向聯交所申請，錦興股份於二零零七年八月二十八日下午二時三十分起在聯交所恢復買賣。

於本公佈內，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「聯繫人士」 | 指 | 按上市規則所賦予之涵義 |
| 「關連人士」 | 指 | 按上市規則所賦予之涵義 |
| 「陳博士」 | 指 | 陳國強博士，德祥企業及錦興之執行董事兼主席 |
| 「其威」 | 指 | 其威投資有限公司，德祥企業之間接全資附屬公司 |
| 「錦興」 | 指 | 錦興集團有限公司(股份代號：275)，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市 |
| 「錦興債券」 | 指 | 錦興所發行可按兑換價每股錦興股份0.81港元(可予調整)兑換為兑換股份之二零一一年到期按2厘計息之可兑換債券，於本公佈日期之未償還本金總額為706,698,786港元 |
| 「錦興董事」 | 指 | 錦興之董事 |
| 「錦興集團」 | 指 | 錦興及其附屬公司 |
| 「錦興股份」 | 指 | 錦興股本中每股面值0.01港元之普通股股份 |
| 「錦興股東」 | 指 | 錦興股份之持有人 |
| 「Hollyfield」 | 指 | Hollyfield Group Limited，德祥企業之間接全資附屬公司 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「獨立錦興股東」 | 指 | 除德祥企業、陳博士及彼等各自之聯繫人士以外之錦興股東 |
| 「德祥企業」 | 指 | 德祥企業集團有限公司(股份代號：372)，一間於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市 |
| 「德祥企業董事」 | 指 | 德祥企業之董事 |
| 「德祥企業集團」 | 指 | 德祥企業及其附屬公司 |
| 「最後交易日」 | 指 | 二零零七年八月二十四日，即錦興股份於本公佈日期前之最後交易日 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「承配人」 | 指 | 配售代理根據配售協議項下配售代理之責任，促使其認購任何配售股份之任何個人、機構或其他專業投資者或任何彼等各自之附屬公司或聯繫人士 |
| 「配售事項」 | 指 | 根據配售協議之條款按竭誠盡力基準配售最多501,000,000股新錦興股份 |

| | | |
|---|---|---|
| 「配售代理」 | 指 | 金利豐證券有限公司，根據香港法例第571章證券及期貨條例可進行第1類（買賣證券）受規管活動之持牌法團 |
| 「配售協議」 | 指 | 錦興與配售代理就配售事項訂立日期為二零零七年八月二十四日之有條件配售協議 |
| 「配售價」 | 指 | 每股配售股份0.35港元 |
| 「配售股份」 | 指 | 根據配售事項將予配售合共最多501,000,000股新錦興股份 |
| 「中國」 | 指 | 中華人民共和國 |
| 「股東特別大會」 | 指 | 錦興將召開及舉行之股東特別大會，以待獨立錦興股東考慮並酌情批准配售事項及認購事項 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購事項」 | 指 | 根據認購協議認購最多499,000,000股新錦興股份 |
| 「認購協議」 | 指 | 錦興與德祥企業就認購事項訂立日期為二零零七年八月二十四日之有條件認購協議 |
| 「認購價」 | 指 | 每股認購股份0.35港元 |
| 「認購股份」 | 指 | 德祥企業根據認購事項將認購之合共最多499,000,000股新錦興股份 |
| 「收購守則」 | 指 | 香港公司收購及合併守則 |
| 「港元」 | 指 | 港元，香港之法定貨幣 |
| 「%」 | 指 | 百分比 |

代表董事會
**錦興集團有限公司**
*主席*
**陳國強博士**

代表董事會
**德祥企業集團有限公司**
*主席*
**陳國強博士**

香港，二零零七年八月二十七日

於本公佈日期，德祥企業董事如下：

| 執行董事： | 獨立非執行董事： |
|---|---|
| 陳國強博士（主席） | 卓育賢先生 |
| 周美華女士（副主席兼董事總經理） | 李傑華先生 |
| 陳國銓先生 | 石禮謙，太平紳士 |
| 陳佛恩先生 | |
| 張漢傑先生 | |

於本公佈日期，錦興董事如下：

| 執行董事： | 獨立非執行董事： |
|---|---|
| 陳國強博士（主席） | 郭嘉立先生 |
| Yap, Allan博士（董事總經理） | 黃景霖先生 |
| 呂兆泉先生（副董事總經理） | 潘國興先生 |

END